Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 13 DATED SEPTEMBER 27, 2019
TO THE OFFERING CIRCULAR DATED APRIL 16, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 16, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Controlled Subsidiary Investment – Beavercreek Member LLC

On February 13, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Beavercreek Member LLC (“RSE Evergreen Controlled Subsidiary”), in which we had the right to receive a preferred economic return. At closing, $100 was transferred, with a deferred equity commitment of $1,999,900 to be drawn as needed (the “RSE Evergreen Controlled Subsidiary Investment”). The RSE Evergreen Controlled Subsidiary planned to use the proceeds to develop a single stabilized multifamily property totaling 180 units located at 19896 Beavercreek Rd, Oregon City, OR 97045 (the “RSE Evergreen Property”).

The RSE Evergreen Controlled Subsidiary Investment was deferred due to unforeseen delays with city approvals of the development plans. During the delay period, the RSE Evergreen Controlled Subsidiary’s business intent changed, and it no longer needed the RSE Evergreen Controlled Subsidiary Investment. Consequently, on October 4, 2019, the RSE Evergreen Controlled Subsidiary terminated the RSE Evergreen Controlled Subsidiary Investment. No additional funds were drawn, apart from the initial $100 transfer at closing. The termination formally memorialized the extinguishment of the RSE Evergreen Controlled Subsidiary Investment, protecting the Company from any future exposure to the RSE Evergreen Controlled Subsidiary Investment and maintaining a positive relationship with a recurring sponsor.

All fees earned at closing by affiliates of our sponsor will be retained.